UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-15787

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

New England Life Insurance Company

Agents’ Deferred Compensation Plan and Trust

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust

We have audited the accompanying statements of net assets available for benefits of New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Tampa, Florida

June 28, 2012

New England Life Insurance Company

Agents’ Deferred Compensation Plan and Trust

Statements of Net Assets Available for Benefits

	As of December 31,
	2011	2010
Assets:
Participant directed investments – at estimated fair value (see Note 3)	$131,684,884	$138,181,056
Notes receivable from participants	3,531,642	3,519,346

Total assets	135,216,526	141,700,402
Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	1,021,702	770,022

Net assets available for benefits	$136,238,228	$142,470,424

See accompanying notes to financial statements.

New England Life Insurance Company

Agents’ Deferred Compensation Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
Additions to net assets attributed to:
Employer contributions	$7,042,926
Interest income on notes receivable from participants	139,544
Interest and dividends	4,285,844
Reallocated fees	32,066

Total additions	11,500,380

Deductions from net assets attributed to:
Benefit payments to participants	12,578,419
Net depreciation in estimated fair value of investments (see Note 4)	5,154,157

Total deductions	17,732,576

Net decrease in net assets	6,232,196
Net assets available for benefits:
Beginning of year	142,470,424

End of year	$136,238,228

See accompanying notes to financial statements.

New England Life Insurance Company

Agents’ Deferred Compensation Plan and Trust

Notes to Financial Statements

1. Description of the Plan

The following description of New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust, as amended (the “Plan”), is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.

General Information

The Plan is a noncontributory profit sharing defined contribution plan available to certain insurance agents of New England Life Insurance Company (the “Company”), a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Such agents are eligible to participate in the Plan on the first day of the month following the completion of two years of service (see “— Participation”). The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is an officer of the Company. Recordkeeping services are performed for the Plan by an unaffiliated third party.

The Plan provides three categories of investment options — Target Retirement Funds, Individual Core Investment Funds, and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of the MetLife Company Stock Fund (as defined below) and the NEF Stable Value Fund ), and the SDB are held in trust by Orchard Trust Company, LLC, as trustee.

Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index—Inst Fund
Vanguard Target Retirement 2015 Fund	Goldman Sachs Large Cap Value Instl Fund
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	Natixis CGM Advisor Targeted Equity A
Vanguard Target Retirement 2035 Fund	Vanguard Mid Capitalization Index Ins Fund
Vanguard Target Retirement 2040 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2045 Fund	Loomis Sayles Small Cap Growth Instl Fund
Vanguard Target Retirement 2050 Fund	Vanguard Total Intl Stock Index Instl Fund*
MetLife Company Stock Fund

*	Vanguard Total Intl Stock Index Instl Fund replaced Artio International Equity II—I Fund, effective December 30, 2011, with funds trading on January 2, 2012.

The Target Retirement Funds and the Individual Core Investment Funds together constitute the core investment options of the Plan (“Core Funds”). The Core Funds represent investments in publicly available mutual funds managed by a third-party investment management firm and an investment in the general account of MetLife. To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.

Participants may allocate contributions to each fund, including a fund holding primarily shares of common stock of MetLife, Inc. (the “MetLife Company Stock Fund”). The MetLife Company Stock Fund is held in the New England Life Insurance Company Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.

A frozen fund (the “RGA Frozen Fund”) was established primarily to hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen” fund is one into which participants may neither direct contributions nor transfer balances from other funds but may make withdrawals or reallocate to other available investment options under the Plan). RGA subsequently reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in the New England Master Trust (see Note 5) by BNY Mellon, as trustee.

Prior to January 1, 2007, participants had an option to invest any part of their account balance in life insurance. The following terms and conditions apply to participants currently invested in Cash Value Life Insurance policies (“Life Insurance”): (i) the total premium payments for life insurance must be less than 50% of the aggregate employer contributions allocated to the participant’s account for any particular time, (ii) the Plan shall pay all premiums on such policies from each participant’s account, shall own all such policies, and shall exercise any and all incidents of ownership therein, (iii) at, or prior to, the participant’s Normal Retirement Date (the last day of the month in which the participant attains age 65) or Deferred Retirement Date (the last day of the month following Normal Retirement Date on which an active participant actually retires), the Plan Administrator shall, at its discretion, distribute all policies to the participant, or convert the policies into cash by surrender so that no portion of such policies’ values may be used to continue life insurance protection beyond retirement.

Participation

Full-time insurance agents of the Company (as defined in and with such exceptions as set forth in the Plan document) are eligible to participate in the Plan.

Participant Accounts

The recordkeeper maintains individual account balances for each agent who participates in the Plan (each such agent, a “participant”). Each participant’s account is credited with employer contributions, as discussed below, charged with withdrawals, and allocated investment earnings or losses as provided by the Plan document.

Contributions

Each year, the Company contributes to the Plan an amount equal to 11.667% of eligible commissions as defined in the Plan document on behalf of each participant. Such contributions are subject to certain IRC limitations.

Withdrawals and Distributions

A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or total disability (as defined in the Plan document). The participant or beneficiary may elect to receive either a lump sum, installment payments or an annuity actuarially equivalent in value to the participant’s account as of the relevant date of distribution. For those participants who request that an annuity contract be purchased with their benefits under the Plan, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts. Upon termination other than retirement, death, or total disability, participants may receive benefits in the form of a lump sum or installment payments.

Vesting

Participants’ account balances are 100% vested and nonforfeitable at all times.

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum of $50,000 (reduced by the highest outstanding balance of loans in his or her defined contribution plan account(s) during the one-year period ending the day before the date a loan is to be made) or 50% of the participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. Such loans are secured by the balance in the participant’s account and bear interest at rates that are 1% over the prime rate published in The Wall Street Journal on the last business day of the quarter before the loan is originated. The principal of and interest on the loans are paid ratably through monthly deductions from the bank account specified by the participant. Loan repayments are made to the Core Funds in accordance with the participant’s contribution investment allocation at the time of repayment.

Plan Amendments

For the years ended December 31, 2011 and 2010, the following material Plan amendments were adopted and became effective:

Effective October 31, 2011, the Plan was amended to allow individuals who reached age 59  1/2 to take up to 25% of their account balance as an in-service distribution.

Effective January 1, 2010, the Plan was amended so that participants may not direct more than 10% of future employer contributions in the MetLife Company Stock Fund.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. The most important of these estimates and assumptions relates to the fair value measurements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including the insurance company general account, mutual funds, life insurance, and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements. In addition, investments in actively managed funds are exposed to diversifiable risks. Diversifiable risk is the risk of price change due to the unique circumstances of a specific security, as opposed to the overall market.

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7), is stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.

As described below, certain assets and liabilities are measured at estimated fair value in the Plan’s financial statements. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

The Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

The estimated fair values of the Plan’s interests in the Core Funds (excluding the MetLife Company Stock Fund), which represent investments in publicly available mutual funds, are valued at quoted market prices, which represent the net asset values (“NAV”) of shares published by the respective fund managers on the applicable reporting date.

The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds held within each participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date.

The estimated fair value of the Life Insurance is determined by the cash surrender value (“CSV”). CSV is based on the sum of monies held in the policies after adjustments for cost of insurance and dividends.

The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At December 31, 2011 and 2010, the Plan’s percentage interest in the net assets of the New England Master Trust was approximately 44% and 45%, respectively. The underlying assets of the New England Master Trust at December 31, 2011 and 2010 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a proprietary fund and is described more fully in Note 1. The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. and RGA common stock, respectively, each of which is traded on the New York Stock Exchange. Interest, dividends and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted loans are treated as deemed distributions based upon the terms of the plan document.

Contributions

Contributions are recognized when due. Investment income is recorded as earned. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment Management Fees and Operating Expenses

Except for a limited amount of fees related to participant transactions, operating expenses of the Plan are paid by the Company. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Adoption of New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance regarding fair value measurements (ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and international financial reporting standards (“IFRSs”)), effective for the first interim or annual period beginning after December 15, 2011. The guidance should be applied prospectively. The amendments in this ASU are intended to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRSs. Some of the amendments clarify the FASB’s intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this new guidance is not expected to have a material impact on the Plan’s financial statements.

3. Investments

The Plan’s investments were as follows as of December 31, 2011 and 2010:

	December 31,
	2011		2010
Target Retirement Funds:
Vanguard Target Retirement 2050 Fund	$735,353		$366,112
Vanguard Target Retirement 2020 Fund	734,374		458,669
Vanguard Target Retirement 2035 Fund	552,370		398,799
Vanguard Target Retirement 2025 Fund	327,717		336,329
Vanguard Target Retirement 2040 Fund	327,441		242,861
Vanguard Target Retirement 2030 Fund	302,154		183,116
Vanguard Target Retirement 2045 Fund	296,933		187,481
Vanguard Target Retirement 2015 Fund	279,693		157,431
Vanguard Target Retirement 2010 Fund	212,174		201,854
Vanguard Target Retirement Income Fund	103,080		75,679

Total Target Retirement Funds	3,871,289		2,608,331
Individual Core Investment Funds (excluding MetLife Company Stock Fund):
NEF Stable Value Fund	76,604,837	*	78,534,483	*
Natixis CGM Advisor Targeted Equity A	11,918,387	*	15,666,146	*
Goldman Sachs Large Cap Value Instl Fund	6,572,457		7,381,833	*
Vanguard Mid Capitalization Index Ins Fund	6,100,872		6,668,885
Vanguard Total Intl Stock Index Instl Fund**	5,103,119		—
Loomis Sayles Small Cap Growth Instl Fund	4,885,628		5,010,351
T. Rowe Price Blue Chip Growth Fund	4,771,049		4,251,747
Vanguard Institutional Index Fund	2,793,147		2,832,315
Vanguard Total Bond Market Index — Inst Fund	2,778,070		2,715,004
Vanguard Small Cap Index Fund	876,454		931,234
Artio International Equity II — I Fund**	—		6,841,267

Total Individual Core Investment Funds	122,404,020		130,833,265
TD Ameritrade SDB Account	2,987,026		3,232,420
Cash Value Life Insurance	1,310,868		—
Plan’s interest in the New England Master Trust (see Note 5)	1,111,681		1,507,040

Total Investments	$131,684,884		$138,181,056

*	Represents 5% or more of the net assets available for benefits.
**	Vanguard Total Intl Stock Index Instl Fund replaced Artio International Equity II—I Fund, effective December 30, 2011, with funds trading on January 2, 2012.

4. Net Depreciation in Estimated Fair Value of Investments

The Plan’s net depreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2011:

December 31, 2011

Mutual funds	$4,536,435
Plan’s interest in the New England Master Trust (see Note 5)	399,841
TD Ameritrade SDB Account	217,881

Net depreciation in estimated fair value of investments	$5,154,157

5. Interest in New England Master Trust

The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. At December 31, 2011 and 2010, the Plan’s interest in the net assets of the New England Master Trust was approximately 44% and 45%, respectively.

The New England Master Trust’s investments were as follows at December 31, 2011 and 2010:

	2011	2010
MetLife Company Stock Fund	$2,498,281	$3,319,304
RGA Frozen Fund	17,005	17,871

Total net assets available in the New England Master Trust	$2,515,286	$3,337,175

Plan’s interest in the New England Master Trust	$1,111,681	$1,507,040

The New England Master Trust’s net depreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2011:

December 31, 2011
MetLife Company Stock Fund	$904,349
RGA Frozen Fund	187

Net depreciation in estimated fair value of investments	$904,536

Plan’s share of net depreciation in estimated fair value of investments	$399,841

6. Fair Value Measurements

Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth. For the years ended December 31, 2011 and 2010, there were no significant transfers into or out of asset levels 1, 2, or 3.

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements at December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds - balanced funds:
Vanguard Target Retirement 2050 Fund	$735,353	$735,353	$—	$—
Vanguard Target Retirement 2020 Fund	734,374	734,374	—	—
Vanguard Target Retirement 2035 Fund	552,370	552,370	—	—
Vanguard Target Retirement 2025 Fund	327,717	327,717	—	—
Vanguard Target Retirement 2040 Fund	327,441	327,441	—	—
Vanguard Target Retirement 2030 Fund	302,154	302,154	—	—
Vanguard Target Retirement 2045 Fund	296,933	296,933	—	—
Vanguard Target Retirement 2015 Fund	279,693	279,693	—	—
Vanguard Target Retirement 2010 Fund	212,174	212,174	—	—
Vanguard Target Retirement Income Fund	103,080	103, 080	—	—
Investments in mutual funds - fixed income securities:
Vanguard Total Bond Market Index — Inst Fund	2,778,070	2,778,070	—	—
Investments in mutual funds - equity securities:
Vanguard Small Cap Index Fund	876,454	876,454	—	—
Natixis CGM Advisor Targeted Equity A	11,918,387	11,918,387	—	—
Goldman Sachs Large Cap Value Instl Fund	6,572,457	6,572,457	—	—
Vanguard Mid Capitalization Index Ins Fund	6,100,872	6,100,872	—	—
Vanguard Total Intl Stock Index Instl Fund*	5,103,119	5,103,119	—	—
Loomis Sayles Small Cap Growth Instl Fund	4,885,628	4,885,628	—	—
T. Rowe Price Blue Chip Growth Fund	4,771,049	4,771,049	—	—
Vanguard Institutional Index Fund	2,793,147	2,793,147	—	—
NEF Stable Value Fund	76,604,837	—	76,604,837	—
TD Ameritrade SDB Account	2,987,026	—	2,987,026	—
Cash Value Life Insurance	1,310,868	—	1,310,868	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$130,573,203	$49,670,472	$80,902,731	$—

*	Vanguard Total Intl Stock Index Instl Fund replaced Artio International Equity II—I Fund, effective December 30, 2011, with funds trading on January 2, 2012.

		Assets Held Inside the New England Master Trust Estimated Fair Value Measurements at December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$2,498,281	$—	$2,498,281	$—
RGA Frozen Fund	17,005	—	17,005	—

Total Investments in the New England Master Trust	$2,515,286	$—	$2,515,286	$—

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements at December 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds - balanced funds:
Vanguard Target Retirement 2020 Fund	$458,669	$458,669	$—	$—
Vanguard Target Retirement 2035 Fund	398,799	398,799	—	—
Vanguard Target Retirement 2050 Fund	366,112	366,112	—	—
Vanguard Target Retirement 2025 Fund	336,329	336,329	—	—
Vanguard Target Retirement 2040 Fund	242,861	242,861	—	—
Vanguard Target Retirement 2010 Fund	201,854	201,854	—	—
Vanguard Target Retirement 2045 Fund	187,481	187,481	—	—
Vanguard Target Retirement 2030 Fund	183,116	183,116	—	—
Vanguard Target Retirement 2015 Fund	157,431	157,431	—	—
Vanguard Target Retirement Income Fund	75,679	75,679	—	—
Investment in mutual funds - fixed income securities:
Vanguard Total Bond Market Index—Inst Fund	2,715,004	2,715,004	—	—
Investments in mutual funds - equity securities:
Vanguard Small Cap Index Fund	931,234	931,234	—	—
Natixis CGM Advisor Targeted Equity A	15,666,146	15,666,146	—	—
Goldman Sachs Large Cap Value Instl Fund	7,381,833	7,381,833	—	—
Artio International Equity II—I Fund	6,841,267	6,841,267	—	—
Vanguard Mid Capitalization Index Ins Fund	6,668,885	6,668,885	—	—
Loomis Sayles Small Cap Growth Instl Fund	5,010,351	5,010,351	—	—
T. Rowe Price Blue Chip Growth Fund	4,251,747	4,251,747	—	—
Vanguard Institutional Index Fund	2,832,315	2,832,315	—	—
NEF Stable Value Fund	78,534,483	—	78,534,483	—
TD Ameritrade SDB Account	3,232,420	—	3,232,420	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$136,674,016	$54,907,113	$81,766,903	$—

		Assets Held Inside the New England Master Trust Estimated Fair Value Measurements at December 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$3,319,304	$—	$3,319,304	$—
RGA Frozen Fund	17,871	—	17,871	—

Total Investments in the New England Master Trust	$3,337,175	$—	$3,337,175	$—

7. Fully Benefit-Responsive Stable Value Fund with MetLife

The NEF Stable Value Fund represents a fully benefit-responsive stable value fund in the general account of MetLife through which participants may direct contributions made on their behalf into the general account of MetLife. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for participants and average yield based on annualized earnings for the NEF Stable Value Fund were 4.85% and 5.75% for the years ended December 31, 2011 and 2010, respectively.

The Plan’s investment in the NEF Stable Value Fund had a contract value of $77,626,539 and $79,304,505 at December 31, 2011 and 2010, respectively. The estimated fair market value of these investments was $76,604,837 and $78,534,483 at December 31, 2011 and 2010, respectively. The estimated fair market value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.

The fully benefit-responsive investments have certain restrictions, such as partial plan termination or a meaningful divestiture, that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.

While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.

8. Related-Party Transactions

The Plan invests in the NEF Stable Value Fund which is a fully benefit-responsive stable value fund in the general account of MetLife. The estimated fair value of these investments was $76,604,837 and $78,534,483 at December 31, 2011 and 2010, respectively. Total investment income from the NEF Stable Value Fund was $3,661,684 for the year ended December 31, 2011.

At December 31, 2011, the New England Master Trust held approximately 82,700 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of approximately $3,300,000, of which approximately 44% was allocable to the Plan. At December 31, 2010, the New England Master Trust held approximately 74,500 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of approximately $2,700,000, of which approximately 45% was allocable to the Plan. During the year ended December 31, 2011, the New England Master Trust recorded dividend income on MetLife, Inc. common stock of approximately $56,000, of which approximately 44% was allocable to the Plan.

MetLife is the policy provider of the Life Insurance. At December 31, 2011, the fair value of the Life Insurance was estimated to be $1,310,868. The premium payments were $51,328 and the dividends were $70,753 for the year ended December 31, 2011.

9. Termination of the Plan

While the Company intends that the Plan be permanent, it has the right to discontinue it. In the event of such termination, each participant would be fully vested in contributions made to the Plan, and generally has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

10. Federal Income Tax Status

The United States Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 13, 2009, that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2011.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions: however, there are currently no audits of the Plan in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per Form 5500, Schedule H, Part I, Line 1l, Asset and Liability Statement, as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$136,238,228	$142,470,424
Certain deemed distributions of participant loans	(133,781)	(153,911)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$136,104,447	$142,316,513

The following is a reconciliation of the decrease in net assets per the financial statements to net income per Form 5500, Schedule H, Part II, Line 2k, Income and Expense Statement, for the year ended December 31, 2011:

2011
Decrease in net assets per the financial statements	$6,232,196
Current year cumulative deemed distributions	133,781
Prior year cumulative deemed distributions	(153,911)

Net decrease per Form 5500, Schedule H, Part II, Line 2k	$6,212,066

******

New England Life Insurance Company

Agents’ Deferred Compensation Plan and Trust

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

as of December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost***	(e) Current Value
		Target Retirement Funds:
		Vanguard Target Retirement 2050 Fund	***	$735,353
		Vanguard Target Retirement 2020 Fund	***	734,374
		Vanguard Target Retirement 2035 Fund	***	552,370
		Vanguard Target Retirement 2025 Fund	***	327,717
		Vanguard Target Retirement 2040 Fund	***	327,441
		Vanguard Target Retirement 2030 Fund	***	302,154
		Vanguard Target Retirement 2045 Fund	***	296,933
		Vanguard Target Retirement 2015 Fund	***	279,693
		Vanguard Target Retirement 2010 Fund	***	212,174
		Vanguard Target Retirement Income Fund	***	103,080

		Total Target Retirement Funds		3,871,289
		Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
*	Metropolitan Life Insurance Company	NEF Stable Value Fund	***	77,626,539
		Natixis CGM Advisor Targeted Equity A	***	11,918,387
		Goldman Sachs Large Cap Value Instl Fund	***	6,572,457
		Vanguard Mid Capitalization Index Ins Fund	***	6,100,872
		Vanguard Total Intl Stock Index Instl Fund **	***	5,103,119
		Loomis Sayles Small Cap Growth Instl Fund	***	4,885,628
		T. Rowe Price Blue Chip Growth Fund	***	4,771,049
		Vanguard Institutional Index Fund	***	2,793,147
		Vanguard Total Bond Market Index — Inst Fund	***	2,778,070
		Vanguard Small Cap Index Fund	***	876,454

		Total Individual Core Investment Funds		123,425,722
*	Various participants	Participant loans (maturing through 2021 with interest rates from 4.0% to 9.5%)	***	3,531,642
		TD Ameritrade SDB Account	***	2,987,026
*	Various participants	Cash Value Life Insurance	***	1,310,868
*	New England Life Insurance Company	Plan’s interest in the New England Master Trust (the MetLife Company Stock Fund and the RGA Frozen Fund)	***	1,111,681

		Participant-directed investments		$136,238,228

*	Permitted party in-interest.
**	Vanguard Total Intl Stock Index Instl Fund replaced Artio International Equity II—I Fund, effective December 30, 2011, with funds trading on January 2, 2012.
***	Cost has been omitted with respect to participant-directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust

By:	/s/ Mark J. Davis
Name: Mark J. Davis
Title: Plan Administrator

Date: June 28, 2012

Exhibit Index

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm